John Hunt
Direct Line: (617) 439-3194
Fax: (617) 439-9194
E-mail: jhunt@nutter.com

December 22, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Chad Eskildsen, Staff Accountant

Re:           Pear Tree Funds
File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On December 17, 2015, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s Certified Shareholder Report on Form N-CSR filed with the Commission on December 3, 2015 (the “December Certified Shareholder Report”), the Registrant’s Quarterly Schedule of Portfolio Holdings of Management Investment Companies on Form N-Q filed with the Commission on August 31, 2015 (the “Quarterly Holdings Report”), and the Registrant’s Certified Shareholder Report on Form N-CSR filed with the Commission on June 5, 2015 (the “June Certified Shareholder Report,” and together with the December Certified Shareholder Report and the Quarterly Holdings Report, the “Filings”).  We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.
The Registrant filed the December Certified Shareholder Report using submission type N-CSR.  The December Certified Shareholder Report however, includes, among other things, the Fund’s semi-annual report to shareholders.  In the future, please use submission type N-CSRS when filing the Registrant’s certified semi-annual shareholder reports and submission type N-CSR when filing the Registrant’s certified annual shareholder report.

The Registrant will use the required submission type in conformity with the comment when making future filings of its certified annual and semi-annual shareholder reports on Form N-CSR.

2.
The Quarterly Holdings Report omits the information described in Regulation S-X, Section 12-12, footnote 8 (for certain portfolio securities, information relating to aggregate gross unrealized appreciation/depreciation, net unrealized appreciation/depreciation, and the aggregate costs for federal income tax purposes).  Item 1 of Form N-Q requires that each quarterly holdings report filed on Form N-Q include in the schedules as of the close of the applicable reporting period the information as set forth in 17 CFR 210.12-12 through 12-14.  In future quarterly holdings reports of the Registrant filed on Form N-Q, please include the information described in Section 12-12, footnote 8.

The Registrant will prepare future quarterly holdings reports on Form N-Q in conformity with the comment.

3.
The Registrant’s annual report to shareholders for the period ended March 31, 2015 and included in the June Certified Shareholder Report omits the statement required by the last sentence of Item 27(b)(7)(ii)(B) of Form N-1A.  In the future, please include that statement in annual reports to shareholders.

The Registrant will include in future annual reports to shareholders in conformity with the comment the statement required by the last sentence of Item 27(b)(7)(ii)(B) of Form N-1A.

*     *     *

The Registrant’s “Tandy” representations that relate to the Filings are included as an attachment to this letter.  Please call me at (617) 439-2194 if you have any question or if you would like to discuss this matter further.

Very truly yours,

/s/John Hunt

John Hunt

JH/hex

Attachment

CC:     Willard L. Umphrey
            Leon Okurowski
            Diane Hunt
2984576.1

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